Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

SECOND QUARTER SALES CONSTRAINED BY SEMICONDUCTOR SUPPLY IN LINE WITH GUIDANCE

Whitley, UK, 8th October 2021: Jaguar Land Rover retail sales for the three-month period to 30 September 2021 continued to be constrained by the impact of the global semiconductor shortage on production, with wholesales for the period in line with July guidance. Underlying demand for Jaguar Land Rover products remains strong with order books at record levels.

Retail sales for the second quarter ending 30 September 2021 were 92,710 vehicles, 18.4% lower than the 113,569 vehicles sold in Q2 last year. Retails were lower year-on year in most regions, including North America (-15.6%), China (-6.3%), Europe (-17.0%), and in the UK (-47.6%), but were up in our Overseas region (+10.0%).

Retail sales of all models were lower year-on-year with the exception of the new Land Rover Defender, which retailed 16,725 vehicles, up 70.4% year-on-year, making it our bestselling model in the quarter.

In line with July guidance, Q2 FY22 wholesales totaled 64,032 units (excluding the China JV), down 12.8% year-on year. As with retails, wholesales were lower year-on-year in all regions apart from our overseas region (+40.5%) and for most models, except the new Land Rover Defender up 18.0% on 14,305 wholesales.

Despite the impact of the semiconductor shortage on production and sales, the Company continues to see strong demand for its products with global retail orders at record levels in excess of 125,000 vehicles.

Commenting on the sales results, Lennard Hoornik, Jaguar Land Rover Chief Commercial Officer, said:

“The global semiconductor supply issue represents a significant near-term challenge for the industry which will take time to work through.  However, it’s encouraging we were still able to grow sales of the Land Rover Defender in Q2. Moreover, we are delighted to have a record Company order book demonstrating the underlying demand for our products which we will satisfy when the semiconductor supply recovers.”

At the start of November, Jaguar Land Rover expects to report unaudited results for the three months ending 30 September 2021.  At the end of the period, the Company had about £3.8 billion of cash and short-term investments (unaudited), after the issuance of a $500 million 8 year 5.500% and €500 million 7 year 4.5% bond in July. Despite the continuing semiconductor supply constraints, Jaguar Land Rover expects to report a free cash outflow of under £0.7 billion for the quarter, significantly better than the £1 billion outflow initially anticipated. Total liquidity at the end of the second quarter is expected of about £5.9 billion including a £2.0 billion undrawn committed revolving credit facility (RCF).

Looking ahead, the chip shortage remains dynamic and difficult to forecast, however, the Company expects semiconductor shortages to gradually ease over about the next 12 months from here.

Q2 retail sales summary

	Q2 July – September 2021
	Units	YoY % Change
Jaguar Land Rover	92,710	(18.4%)
Jaguar	19,248	(29.6%)
Land Rover	73,462	(14.8%)

ENDS

Notes to Editors

About Jaguar Land Rover

For more information about Jaguar Land Rover’s Reimagine strategy please visit: https://www.jaguarlandrover.com/reimagine

About Jaguar Land Rover: Reimagining the future of modern luxury by design

Jaguar Land Rover is reimagining the future of modern luxury by design through its two distinct, British brands.

Our current model range embraces fully electric, plug-in hybrid and mild-hybrid vehicles, as well as the latest diesel and petrol engines. Our class-leading Jaguars and Land Rovers are in demand around the world and in Fiscal 2020/21 we sold 439,588 vehicles in 127 countries. Land Rover is the global leader of luxury SUVs through its three families of Range Rover, Discovery and Defender. Jaguar is the first ever brand to offer a premium all-electric performance SUV, the Jaguar I-PACE.

At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities, an Engine Manufacturing Centre and a Battery Assembly Centre in the UK. We also have vehicle plants in China, Brazil, India, Austria and Slovakia. Three of our seven technology hubs are in the UK – Manchester, Warwick (NAIC) and London – with additional sites in Shannon, Ireland, Portland, USA, Budapest, Hungary and Shanghai, China.

Central to our Reimagine strategy is the electrification of both the Land Rover and Jaguar brands with two clear, distinct personalities. All Jaguar and Land Rover nameplates will be available in pure electric form by the end of the decade. This marks the start of the company’s journey to become a net zero carbon business across its supply chain, products and operations by 2039.

As a wholly owned subsidiary of Tata Motors since 2008, Jaguar Land Rover has unrivalled access to leading global players in technology and sustainability within the wider Tata Group.

Jaguar Land Rover PR social channels:

Twitter: @JLR_News;

LinkedIn: @JaguarLandRover

For more information visit www.media.jaguarlandrover.com or contact:

Jess Bowden-Eyre, Corporate Affairs Manager

E: jbowdene@jaguarlandrover.com   T: +44 (0) 7734 855245

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.